Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 33-II dated November 7, 2006	Term Sheet No. 1 to Product Supplement No. 33-II Registration Statement No. 333-130051 Dated November 7, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to Silver due December 27, 2007

General

  The notes are designed for investors who seek a return of three times the appreciation of the fixing level of Silver up to a maximum return on the notes of 48.00%* over the term of the notes. Investors should be willing to forego interest payments and, if the price of Silver declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 27, 2007†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about November 21, 2006, and are expected to settle on or about November 27, 2006.

Key Terms

Basket:	The notes are linked to the fixing level of Silver (the “Basket Commodity”).
Commodity Weighting:	The Silver Weighting is 100% (the “Commodity Weighting”).
Upside Leverage Factor:	3
Payment at Maturity:

If the Silver Closing Level is greater than the Silver Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Silver Return multiplied by 3, subject to a Maximum Total Return on the notes of 48.00%*. For example, if the Silver Return is more than 16.00% you will receive the Maximum Total Return on the notes of 48.00%, which entitles you to a maximum payment at maturity of $1,480 for every $1,000 principal amount note that you hold. Accordingly, if the Silver Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Silver Return x 3)]
* The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 48.00%

Your investment will be fully exposed to any decline in Silver. If the Silver Closing Level declines from the Silver Starting Level, you will lose 1% of the principal amount of your notes for every 1% that the Silver Closing Level declines beyond the Silver Starting Level. Accordingly, if the Silver Return is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Silver Return)
You will lose some or all of your investment at maturity if the Silver Closing Level declines from the Silver Starting Level.
Silver Return:	Silver Closing Level — Silver Starting Level Silver Starting Level
Silver Starting Level:	The Silver Fixing Level on the Pricing Date.
Silver Closing Level:	The Silver Fixing Level on the Observation Date.
Silver Fixing Level:

The official Silver fixing level in U.S. dollars per troy ounce (expressed in cents) as determined by the market making members of the London Bullion Market Association (the “LBMA”) at 12:00 noon on the relevant trading day and quoted by the LBMA.

Observation Date:	December 21, 2007†
Maturity Date:	December 27, 2007†
CUSIP:	48123JJR1
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 33-II.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 33-II and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 33-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $22.50 per $1,000 principal amount note and would use a portion of that commission to pay concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $22.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 33-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 7, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 33-II dated November 7, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 33-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 33-II dated November 7, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003410/e25501_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Silver Return by three, up to the Maximum Total Return on the notes of 48.00%, or $1,480 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 48.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED SOLELY TO SILVER — The return on the notes is linked solely to the value of a single Basket Commodity, Silver, and enables you to participate in potential increases in the value of Silver during the term of the notes. Silver is traded on the LBMA. The value of Silver is based on the official Silver fixing level in U.S. dollars per troy ounce (expressed in cents) as determined by the market making members of the LBMA at 12 noon on the relevant trading day and quoted by the LBMA, as reported by Bloomberg Financial Markets. For additional information about Silver, please see “The Basket” in the accompanying product supplement no. 33-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 33-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 33-II. Such purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, Silver or any contracts relating to Silver for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 33-II dated November 7, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of Silver and will depend on whether, and the extent to which, the Silver Return is positive or negative. Your investment will be fully exposed to any decline in the Silver Closing Level as compared to the Silver Starting Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Silver Closing Level is greater than the Silver Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in Silver, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 48.00%.
  INVESTMENTS RELATED TO THE VALUE OF SILVER MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of Silver is subject to variables that may be less significant to the values of securities such as stocks and bonds. These variables include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the prices of the Silver to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

JPMorgan Structured Investments — Return Enhanced Notes Linked to Silver	TS-1
  NO INTEREST PAYMENTS OR RIGHTS AVAILABLE IN INSTRUMENTS LINKED TO SILVER OR SILVER-RELATED COMMODITIES CONTRACTS DIRECTLY — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of forward contracts on or other instruments linked to Silver have. The return on your notes will not reflect the return you would realize if you actually purchased metal or exchange-traded in over-the-counter instruments based on Silver.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of Silver on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the price of Silver;
    the time to maturity of the notes;
    supply and demand trends for Silver at any time;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for Silver?

The following table illustrates the hypothetical total return at maturity on the notes. The hypothetical total returns set forth below assume a Silver Starting Level of 1250 (expressed in cents) and a Maximum Total Return on the notes of 48.00%. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Silver Closing Level	Silver Return	Total Return

2250.00	80.00%	48.00%
2000.00	60.00%	48.00%
1875.00	50.00%	48.00%
1750.00	40.00%	48.00%
1625.00	30.00%	48.00%
1500.00	20.00%	48.00%
1450.00	16.00%	48.00%
1437.50	15.00%	45.00%
1375.00	10.00%	30.00%
1312.50	5.00%	15.00%
1250.00	0.00%	0.00%
1187.50	-5.00%	-5.00%
1125.00	-10.00%	-10.00%
1062.50	-15.00%	-15.00%
1000.00	-20.00%	-20.00%
875.00	-30.00%	-30.00%
750.00	-40.00%	-40.00%
625.00	-50.00%	-50.00%
500.00	-60.00%	-60.00%
375.00	-70.00%	-70.00%
250.00	-80.00%	-80.00%
125.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Return Enhanced Notes Linked to Silver	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the above are calculated.

Example 1: The level of the Silver increases from a Silver Starting Level of 1250 to a Silver Closing Level of 1312.50.
Because the Silver Closing Level of 1312.50 is greater than the Silver Starting Level of 1250, and the Silver Return of 5.00% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 48.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150.00

Example 2: The level of Silver increases from a Silver Starting Level of 1250 to a Silver Closing Level of 1500.
Because the Silver Return of 20% multiplied by 3 exceeds the hypothetical Maximum Total Return of 48.00%, the investor receives a payment at maturity of $1,480 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of Silver decreases from a Silver Starting Level of 1250 to a Silver Closing Level of 1000.
Because the Silver Closing Level of 1000 is less than the Silver Starting Level of 1250, the Silver Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 x ($1,000 x -20%) = $800

Historical Information

The following graph sets forth the historical weekly performance of Silver from January 5, 2001, through November 3, 2006. The Silver fixing level on November 6, 2006 was 1251.000 (expressed in cents). We obtained the Silver fixing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of Silver should not be taken as an indication of future performance, and no assurance can be given as to the closing level of Silver on the Observation Date. We cannot give you assurance that the performance of Silver will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to Silver	TS-3